SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              Financial Statements
                          Year ended December 31, 1999

                              CONSOLTEX GROUP INC.
                 (Translation of Registrant's Name Into English)

       8555, route Transcanadienne, Saint-Laurent, Quebec, H4S 1Z6, Canada
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X        Form 40-F ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___             No    X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

                              CONSOLTEX GROUP INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999
                       (in thousands of Canadian dollars)

February 15, 2000

Auditors' Report

To the Shareholders of
Consoltex Group Inc.

We have audited the consolidated balance sheets of Consoltex Group Inc. as at December 31, 1999 and 1998 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

/s/ PricewaterhouseCoopers LLP

Montreal, Canada
February 15, 2000

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 1h to the consolidated financial statements. Our report to the shareholders dated February 15, 2000 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


/s/ PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Montreal, Canada
February 15, 2000

                              CONSOLTEX GROUP INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                    December 31
(in thousands of Canadian dollars)                               1999        1998
-------------------------------------------------------------------------------------
                                                                           Restated
ASSETS                                                                    (Note 1-h)
Current assets
  Cash                                                        $   4,285   $   3,883
  Accounts receivable and prepaid expenses, net of
    allowance for doubtful accounts of $2,028
    (1998 - $2,411) (Note 2)                                     73,080      55,633
  Inventories  (Note 3)                                         130,180     110,382
  Current portion of future income tax assets (Note 13)             650         792
-------------------------------------------------------------------------------------
                                                                208,195     170,690

Fixed assets  (Note 4)                                          162,403     162,106
Goodwill, net of accumulated amortization of $15,428
  (1998 - $12,618 )                                             117,963      74,091
Other assets, net of accumulated amortization of $12,318
  (1998 - $8,765)                                                 8,749      15,558
Future income tax assets (Note 13)                                2,193         639
-------------------------------------------------------------------------------------

Total assets                                                  $ 499,503   $ 423,084
                                                            =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Bank loans (Note 5)                                         $  56,123   $  42,515
  Accounts payable and accrued liabilities (Note 6)              52,888      46,371
  Income taxes payable                                            3,985       6,934
  Current portion of long-term debt (Note 7)                     79,376      10,714
  Current portion of other long-term liabilities (Note 8)         8,149          --
  Current portion of future income tax liabilities (Note 13)      9,231       4,039
-------------------------------------------------------------------------------------
                                                                209,752     110,573

Long-term debt (Note 7)                                         173,184     202,026
Other long-term liabilities (Note 8)                             15,618       4,687
Future income tax liabilities (Note 13)                          23,962      31,526

Commitments and contingencies (Note 14)

Shareholders' equity
  Share capital (Note 9)                                         95,628      92,998
  Contributed surplus                                             3,076          --
  Retained earnings                                               6,680      11,813
  Deferred translation adjustment (Note 10)                     (28,397)    (30,539)
-------------------------------------------------------------------------------------

                                                                 76,987      74,272
-------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                    $ 499,503   $ 423,084
                                                            =========================

The accompanying notes are an integral part of these financial statements.

                              CONSOLTEX GROUP INC.
            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                                         Year ended December 31
(in thousands of Canadian dollars)                                    1999        1998         1997
--------------------------------------------------------------------------------------------------------
                                                                                Restated     Restated
                                                                               (Note 1-h)   (Note 1-h)

Sales                                                               $ 510,343   $ 481,299   $ 509,447
--------------------------------------------------------------------------------------------------------
Cost of sales                                                         396,819     368,244     398,100
Selling and administrative expenses                                    56,229      49,296      50,141
Foreign exchange (gain) loss (Note 11)                                   (110)      3,434        (509)
Depreciation and amortization                                          25,182      21,077      19,256
--------------------------------------------------------------------------------------------------------
                                                                      478,120     442,051     466,988
--------------------------------------------------------------------------------------------------------
Earnings from operations                                               32,223      39,248      42,459
Other expense (Note 12)                                                (4,435)       (255)         --
--------------------------------------------------------------------------------------------------------
                                                                       27,788      38,993      42,459
Financing costs:
  Interest expense -
    Banks loans                                                         4,491       3,660       1,213
    Long-term debt                                                     23,531      22,207      21,537
--------------------------------------------------------------------------------------------------------
                                                                       28,022      25,867      22,750
  Factor expenses (Note 2)                                              2,317       2,290       2,411
  Amortization of deferred financing expenses                           2,341       1,749       2,843
--------------------------------------------------------------------------------------------------------
                                                                       32,680      29,906      28,004
--------------------------------------------------------------------------------------------------------
Earnings (loss) before income tax expense                              (4,892)      9,087      14,455
Income tax expense (Note 13)                                              241       3,631       3,625
--------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year                                       (5,133)      5,456      10,830

Retained earnings (deficit) at the beginning of the year
  as previously reported                                               15,889      12,824       3,384
Effect of an accounting change (Note 1-h)                              (4,076)     (6,467)     (7,262)
--------------------------------------------------------------------------------------------------------
Retained earnings (deficit) at beginning of year - restated            11,813       6,357      (3,878)
Share issue costs, net of income tax benefits of $364 (Note 9)             --          --        (595)
--------------------------------------------------------------------------------------------------------
Retained earnings at the end of the year                            $   6,680   $  11,813   $   6,357
                                                                 =======================================

The accompanying notes are an integral part of these financial statements.

                              CONSOLTEX GROUP INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Year ended December 31
(in thousands of Canadian dollars)                      1999       1998       1997
---------------------------------------------------------------------------------------
                                                                 Restated    Restated
                                                                (Note 1-h)  (Note 1-h)
Cash flows from operating activities:
  Net earnings (loss) for the year                    $ (5,133)  $  5,456   $ 10,830
  Depreciation                                          19,941     16,288     14,822
  Amortization of goodwill                               3,957      2,220      2,081
  Amortization of other assets                           1,284      2,569      2,353
  Amortization of deferred financing expenses            2,341      1,749      2,843
  Future income tax benefit                             (2,399)    (1,083)    (1,616)
  Gain on disposal of fixed assets                          --       (745)        --
---------------------------------------------------------------------------------------
                                                        19,991     26,454     31,313
Changes in -
  Accounts receivable and prepaid expenses
  Inventories                                           (7,261)     1,640      4,278
  Accounts payable and accrued liabilities             (14,630)    (4,856)    (1,152)
  Income taxes payable                                    (689)    (3,600)    (9,606)
                                                        (3,714)    (1,580)     4,964
---------------------------------------------------------------------------------------
Cash flows from (used in) operating activities          (6,303)    18,058     29,797

Cash flows from investing activities:
  Purchase of fixed assets                             (15,848)   (21,203)   (20,231)
  Proceeds on sale of fixed assets                          --        328         --
  Business acquisitions (Note 16 )                     (54,262)        --         --
---------------------------------------------------------------------------------------
Cash flows from (used in) investing activities         (70,110)   (20,875)   (20,231)
---------------------------------------------------------------------------------------

Cash flows from (used in) financing activities:
  Increase in bank loans                                13,608     15,357     (1,873)
  Payment of long-term debt                            (10,412)    (9,100)   (10,020)
  Proceeds from issuance of long-term debt              62,058         --         --
  Increase (decrease) in other long-term liabilities       965      1,604        (69)
  Decrease (increase) in other assets                    4,890     (2,068)    (4,002)
  Issuance of share capital                              2,630         33      6,120
  Capital contribution                                   3,076         --         --
  Share issue costs                                         --         --       (959)
---------------------------------------------------------------------------------------
                                                        76,815      5,826    (10,803)
---------------------------------------------------------------------------------------
Increase (decrease) in cash                                402      3,009     (1,237)
---------------------------------------------------------------------------------------
Cash:
  At the beginning of the year                           3,883        874      2,111
---------------------------------------------------------------------------------------
At the end of the year                                $  4,285   $  3,883   $    874
                                                  -------------------------------------

Supplemental disclosures of cash flow information

Interest paid                                         $ 27,645   $ 26,611   $ 23,670
                                                  =====================================
Income taxes paid                                     $  3,088   $  6,047   $  3,039
                                                  =====================================

The accompanying notes are an integral part of these financial statements.

                              CONSOLTEX GROUP INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Canadian dollars, unless otherwise noted)

1.    NATURE OF OPERATIONS AND ACCOUNTING POLICIES

Consoltex Group Inc. (the "Company"), is a North American textile company with activities divided between its Polypropylene and Textile Operations. Consoltex is vertically integrated from the production of yarn, in the Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating, as well as, cutting and sewing operations for certain product lines. The Company also conducts its own research and development and maintains its own sales, marketing and distribution network throughout Canada, the United States and Mexico. On January 1, 2000, the Company's subsidiary, Consoltex Inc. was wound-up into Consoltex Group Inc. As a result of this transaction, the Company subsequently changed its name to Consoltex Inc.

The consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada which, in the case of Consoltex Group Inc., differ in certain respects from those in the United States as explained in Note 19.

The consolidated financial statements reflect the following significant accounting policies:

(a) The consolidated financial statements include the accounts of the Company and its subsidiaries.

(b) Inventories are valued at the lowest of cost, determined using the average cost methods, replacement cost and net realizable value. For finished goods and work in process, cost includes the cost of raw materials, direct labour and manufacturing overhead.

(c) The assets and liabilities of self-sustaining foreign operations are translated at current exchange rates with the resulting gain or loss recorded as a deferred translation adjustment which is a component of shareholders' equity. Revenue and expense items of self- sustaining foreign operations are translated at average exchange rates prevailing during the period.

      In all other cases, including hyperinflationary countries, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the period-end dates. Revenues and expenses in foreign currencies are translated into Canadian dollars at the average exchange rates prevailing during the period. All gains and losses on translation are included in net earnings for the periods except for unrealized foreign currency gains or losses on long-term monetary assets and liabilities. For long-term debt designated as a hedge to the net investment in foreign self-sustaining operations, exchange gains and losses are included in the deferred translation account. For the remaining long-term monetary liabilities and assets denominated in a foreign currency, exchange gains and losses are deferred and amortized over the remaining lives of the related items on a straight-line basis and are included in Depreciation and amortization. The Company has designated a portion of the Senior Subordinated Notes as a hedge to the net investment in its self-sustaining U.S. operations.

      The Company manages its foreign exchange exposure on anticipated net U.S. dollar cash flow to its Canadian operations, through the use of forward exchange contracts. Resulting gains and losses are recognized when realized and are included in Foreign exchange gain or loss.

(d) Fixed assets are stated at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets, which are as follows:

      Buildings                      40 years
      Machinery and equipment        3 to 20 years

(e) Goodwill is being amortized over periods ranging from 15 to 40 years. The Company assesses at each balance sheet date whether there has been a permanent impairment in the value of goodwill. This is accomplished in a number of ways, including determining whether projected undiscounted future cash flows from operations exceed the net book value of goodwill as of the assessment date. Additional factors considered by management in the preparation of the projections and in assessing the value of goodwill include the effects of obsolescence, demand, competition and other pertinent economic factors and trends and prospects that may have an impact on the value or remaining useful life of goodwill.

(f) Other assets primarily include deferred financing expenses, long-term receivables and unamortized foreign exchange losses on long- term debt. Deferred financing expenses are amortized over the duration of the related debt.

(g) The differentials to be received or paid under interest rate swap contracts are recognized in earnings concurrently with the interest expense on the underlying debt.

(h) In 1999, the Company retroactively adopted the Canadian Institute of Chartered Accountants' ("CICA") new recommendations for the accounting for income taxes which requires the use of the asset and liability method. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is "more likely than not" to be realized. As a result of these new recommendations, retained earnings on December 31, 1997 decreased by $6,467, net future income tax liability increased by $20,837, goodwill increased by $19,002 and the deferred translation adjustment increased by $4,632. The restatement of prior years statement of earnings resulted in an increase in net earnings reported for the year ended December 31, 1998 of $2,391 (year ended December 31, 1997 - increase in net earnings by $795).

      In 1999, the Company retroactively adopted the CICA new recommendations concerning the statements of cash flows. As a result of the new recommendations, cash flows from financing activities for 1998 increased by $13,966 (year ended December 31, 1997 - decreased by $3,396).

(i) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(j) Certain comparative figures have been reclassified to conform with the current year's presentation.

2.    ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                               December 31
--------------------------------------------------------------------------------
                                                        1999               1998

Trade receivables                                     $67,213            $49,915
Other receivables                                       4,133              4,243
Prepaid expenses                                        1,734              1,475
--------------------------------------------------------------------------------
                                                      $73,080            $55,633
                                                  ==============================

The Company factors certain of its accounts receivable from customers in the United States. The difference between the proceeds from factoring of receivables and the book value is recorded as factor expenses under financing costs while related commissions are included in selling and administrative expenses.

3.    INVENTORIES

                                                             December 31
--------------------------------------------------------------------------------
                                                       1999                1998

Raw materials                                       $ 35,415            $ 24,211
Work in process                                       34,653              29,729
Finished goods                                        54,231              51,570
Spare parts                                            5,881               4,872
--------------------------------------------------------------------------------

                                                    $130,180            $110,382
                                                  ==============================

4.    FIXED ASSETS

                                                      December 31, 1999
                                                         Accumulated    Net book
                                              Cost      Depreciation     value
--------------------------------------------------------------------------------

Land and buildings                          $ 61,867      $ 11,040      $ 50,827
Machinery and equipment                      198,458        86,882       111,596
 -------------------------------------------------------------------------------
                                            $260,325      $ 97,922      $162,403
                                         =======================================

                                                     December 31, 1998
                                                         Accumulated    Net book
                                               Cost     depreciation     value
--------------------------------------------------------------------------------

Land and buildings                           $ 59,780     $  8,841     $ 50,939
Machinery and equipment                       180,652       69,485      111,167
--------------------------------------------------------------------------------
                                             $240,432     $ 78,326     $162,106
                                          ======================================

5.    BANK LOANS

On October 25, 1999, the Company amended and restated its senior bank debt facility providing it with a US$57.5 million working capital revolving credit line maturing on October 31, 2000. The Company and all its material subsidiaries may borrow under this syndicated facility. The working capital revolving credit line is subject to certain financial covenants and restrictive conditions, is secured by certain Canadian and United States accounts receivable and certain inventory, and is guaranteed by all subsidiaries of the Company. Unless the lenders under the senior bank debt facility consent in writing otherwise, the working capital revolving credit line is repayable upon a change of control of the Company. Interest is payable quarterly for base rate loans, at issuance for bankers' acceptance loans and at maturity for LIBOR loans at the applicable rate plus an applicable margin. The margin varies from 2.75% on LIBOR and bankers' acceptance rate loans and 1.50% on base rate loans. At December 31, 1999, the rate for outstanding LIBOR loans was 8.99%, 7.78% for bankers' acceptance rate loans and 9.55% for base rate loans for a weighted average rate for the borrowings under the working capital revolving credit line of 9.05% (1998 - 7.64%).

The unused portion at December 31, 1999 totalled $27,372 and bore an unused commitment fee of 0.425% per annum.

Amounts outstanding under letters of credit totalled $7,732 at December 31, 1999, and are included as a reduction in arriving at the unused portion of the working capital revolving credit line, as disclosed above.

6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                  December 31
                                                                1998       1999
--------------------------------------------------------------------------------
Trade accounts payable                                        $34,602    $29,934
Accrued salaries and benefits                                   2,947      1,193
Accrued interest                                                5,757      5,220
Other                                                           9,582     10,024
--------------------------------------------------------------------------------
                                                              $52,888    $46,371
                                                            ====================

7.    LONG-TERM DEBT

                                                                 December 31
                                                               1999       1998
--------------------------------------------------------------------------------

Series B 11% Senior Subordinated Notes maturing
 September 2003. Interest payable semi-annually
 on April 1 and October 1 (1999 and 1998 - US $120,000)      $173,184   $183,660

Term Loan A, maturing October 2000
  Interest payable quarterly at LIBOR plus 2.75%
  (1999 - US$12,000; 1998 - US$19,000)                         17,318     29,080

Term Loan B, maturing October 2000
  Interest payable quarterly at LIBOR plus 3.00%
  (1999 - US$43,000)                                           62,058         --
--------------------------------------------------------------------------------
                                                              252,560    212,740

Less: Amounts due within one year                              79,376     10,714
--------------------------------------------------------------------------------
                                                             $173,184   $202,026
                                                           =====================

The Series B 11% Senior Subordinated Notes due 2003 (the "Notes") were jointly issued by the Company and Consoltex (USA) Inc., (together the "Issuers"). The Notes are unsecured, however they are guaranteed, on an unsecured senior subordinated basis, by subsidiaries of the Issuers. The Notes are redeemable under certain circumstances, including upon change of control of the Company. Also, upon a change of control of the Company, the Issuers must make an offer to each holder of Notes to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest. The indenture governing the Notes contains some limitations on the ability of the Issuers to incur certain types of indebtedness. The Company has designated a portion of the Notes as a hedge to the net investment in its self-sustaining U.S. operations.

On March 19, 1996, the Company entered into a senior bank debt facility providing it with a US$35 million five-year Term Loan A. The Company and all its material subsidiaries may borrow under this syndicated facility. The Term Loan A is subject to certain financial covenants and restrictive conditions, is secured by certain fixed assets, and is guaranteed by all subsidiaries of the Company. Unless the lenders under the senior bank debt facility consent in writing otherwise, the Term Loan A is repayable upon a change of control of the Company. The Term Loan A was repayable over five years in 20 installments, of which the first eight quarterly installments are US$875, the next 11 quarterly installments are US$1,750 and a twentieth and final installment in March 2001 is US$5,000. During 1997, the Company repaid US$3,750 of the term loan from the proceeds of a treasury share issue (see Note 9). On October 25, 1999, the Company amended and restated the senior bank credit facility agreement resulting in all outstanding balances at October 31, 2000 of this Term Loan A being repayable on October 31, 2000.

Term Loan B is subject to all of the same terms and conditions as Term Loan A except that the entire balance of Term Loan B is repayable on October 31, 2000. Term Loan B was issued in two installments. US$25 million was issued on August 2, 1999 with respect to the acquisition of Marino Technologies Inc., while US$18 million was issued on November 19, 1999 with respect to the acquisition of the assets of Atlas Bag Inc.

Long-term debt payments over the next five years, determined at December 31, 1999, are as follows: 2000 - $79,376; 2001 - Nil; 2002 - Nil; 2003 - $173,184;
thereafter - Nil.

8.    OTHER LONG-TERM LIABILITIES

                                                                December 31
                                                              1999       1998
--------------------------------------------------------------------------------

Remaining amounts owing on acquisitions                     $ 17,052   $    --
Unfunded pension liability                                     3,541     2,352
Obligations relating to equipment purchases                    2,327     1,600
Provision for seniority premiums payable to employees            847       735
--------------------------------------------------------------------------------
                                                              23,767     4,687
Less: Amounts due within one year                              8,149        --
--------------------------------------------------------------------------------
                                                            $ 15,618   $ 4,687
                                                          ======================

The Company sponsors ten pension plans, of which five are unfunded defined benefit plans, one is a funded defined benefit plan, and the remaining four are defined contribution plans.

Payments of other long-term liabilities over the next five years, determined as at December 31, 1999, will be as follows: 2000 - $8,149; 2001 - $6,037; 2002 -
$2,507; 2003 - $826; 2004 - $465; thereafter - $5,783.

9.    SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Multiple Voting Shares without par value, an unlimited number of Subordinate Voting Shares without par value, (collectively called the "Equity Shares"), and an unlimited number of First Preferred Shares and Second Preferred Shares without par value issuable in series. The Equity Shares are identical in all respects except that the Subordinate Voting Shares have one vote per share while the Multiple Voting Shares have five votes per share and are convertible any time into Subordinate Voting Shares on a share-per-share basis. The Equity Shares rank junior to the First and Second Preferred Shares. Under certain conditions, including a change of control of the Company, the Multiple Voting Shares will automatically be converted into a like number of Subordinate Voting Shares.

On October 20, 1999, all of the outstanding Subordinate Voting Shares of the Company were acquired by AIP/CGI/NB Acquisition Corp. for $5.60 per share. As a result of this transaction, the Company's equity increased by $5,698 including $3,076 of contributed surplus by AIP/CGI/NB Acquisition Corp. and $2,622 from the exercise of all outstanding stock options.

On January 13, 1997, the Company, through a private placement, issued 3.4 million Subordinate Voting Shares at a price of $1.80 per share. The net proceeds from the share issue were used to repay a portion of the Company's term loan. The share issue costs of $959 were charged directly to retained earnings, net of income taxes of $364. Also on this date, 860,000 Multiple Voting Shares were converted into a like number of Subordinate Voting Shares.

The number of outstanding shares and their aggregate stated value were as follows:

                                    December 31, 1999       December 31, 1998
                               =================================================
                                  Number                  Number
                                  of shares     Amount    of shares    Amount

Multiple Voting Shares             3,140,000    $24,727    3,140,000    $24,727
Subordinate Voting Shares         14,887,551     70,901   13,897,717     68,271
--------------------------------------------------------------------------------

                                  18,027,551    $95,628   17,037,717    $92,998
                               =================================================

Share purchase loan program

On February 26, 1997, the Company implemented a Share Purchase Loan Program. Under the Program, the Company and certain of its subsidiaries offered full recourse interest-bearing loans up to a limit of $1,600 to Directors and to selected employees for the purchase of Subordinate Voting Shares of the Company.

On October 20, 1999, all of the shares included in the Share Purchase Loan Program were tendered as part of the privatization transaction. As a result, all of the director and employee loans amounting to $768 were repaid to the Company.

Stock option plan

The Company had a stock option plan which contemplated the granting of options to key employees of the Company and its subsidiaries 1and to directors of the Company to purchase an aggregate number of Subordinate Voting Shares of the Company which does not exceed 1,400,000 shares.

On October 20, 1999, those options outstanding under the Stock Option Plan that had an exercise price below $5.60 per share became vested and were exercised as part of the privatization transaction. Those options with an exercise price above $5.60 per share were forfeited.

A summary of the changes to the number of outstanding options during the years ended December 31, 1997, 1998 and 1999 is provided below:

                                             1999                          1998                        1997
                                 --------------------------------------------------------------------------------------
                                                 Weighted                      Weighted                     Weighted
                                   Number         average        Number         average        Number        average
                                 of options   exercise price   of options   exercise price   of options  exercise price
                                 --------------------------------------------------------------------------------------

Outstanding at begining of year   1,211,000       $3.26        1,238,500        $3.29         281,500        $5.93
Granted                                  --          --           39,000         4.00         990,000         2.62
Exercised                          (989,834)      $2.66          (12,500)        2.60              --           --
Forfeited                          (221,166)      $6.21          (54,000)        4.68         (33,000)        5.75
                                 --------------------------------------------------------------------------------------
Outstanding at end of year               --                    1,211,000        $3.26       1,238,500        $3.29
                                 ======================================================================================

10.   DEFERRED TRANSLATION ADJUSTMENT

                                                                        Year ended December 31
                                                                            1999       1998
-----------------------------------------------------------------------------------------------
                                                                                      Restated
                                                                                     (Note 1-h)

Balance at beginning of year                                              $(30,539)  $(30,899)
Effect of changes in exchange rates during the year on net investment
   in self-sustaining foreign operations                                    (6,013)     8,848
Effect of changes in exchange rates during the year on long-term debt
  denominated in a foreign currency and designated as a hedge                8,155     (8,488)
-----------------------------------------------------------------------------------------------

Balance at end of year                                                    $(28,397)  $(30,539)
                                                                     ==========================

11.   FOREIGN EXCHANGE (GAIN) LOSS

                                                                                 Year ended December 31
                                                                                 1999      1998     1997
-----------------------------------------------------------------------------------------------------------

Effect of changes in exchange rates on net monetary assets in Mexico           $  (580)  $ 2,090   $(436)
Effect of changes in exchange rates on net monetary assets denominated
  in United States dollars held by integrated subsidiaries                         158       759     (73)
Realized loss on forward foreign exchange contracts                                312       585      --

----------------------------------------------------------------------------------------------------------
                                                                               $  (110)  $ 3,434   $(509)
                                                                            ==============================

12.   OTHER EXPENSE

Other expense in 1999 represents charges of $4,435 (1998 - $255) related to the privatization transaction.

13.   INCOME TAXES

                                                    Year ended December 31
                                                    1999       1998      1997
--------------------------------------------------------------------------------

Earnings (loss) before income tax expense
    Canada                                       $  3,584   $  3,584   $ 12,032
    United States                                 (11,928)   (10,074)    (5,339)
    Latin America                                   3,452      5,016      7,762
 -------------------------------------------------------------------------------

                                                 $ (4,892)  $  9,087   $ 14,455
                                               =================================

Current income tax expense (benefit)
    Canada                                       $  1,402   $  3,257   $  3,853
    United States                                    (236)       317      1,050
    Latin America                                   1,474      1,140        338
                                               ---------------------------------

                                                 $  2,640   $  4,714   $  5,241
                                               =================================

Future income tax expense (benefit)
    Canada                                       $   (807)  $    749   $     66
    United States                                  (2,638)    (1,845)    (1,950)
    Latin America                                   1,046         13        268
 -------------------------------------------------------------------------------

                                                 $ (2,399)  $ (1,083)  $ (1,616)
                                               =================================

Income tax expense                               $    241   $  3,631   $  3,625
                                               =================================

The composite of the applicable statutory corporate income tax rates in Canada is 39.8% (1998 - 39.8%; 1997 - 39.6%). The following is a reconciliation of income taxes calculated at the above composite statutory rate with the provision for income taxes:

                                                                             Year ended December 31
                                                                           1999      1998      1997
-----------------------------------------------------------------------------------------------------

Income taxes (recovery) at the composite statutory rate                  $(1,947)  $ 3,617   $ 5,724

Increase (reduction) attributable to:
  Canadian manufacturing and processing credits                             (231)     (880)     (683)
  Amortization of non-deductible goodwill                                  1,234       747       695
  Large corporations tax and other minimum taxes                           1,549     1,051       310
  Stock option deduction                                                    (790)       --        --
  Non-deductible capital expenditures                                        328       289       519
  Mexico inflationary and indexation adjustment - net                         39       340    (1,375)
  Benefit of non-deductible non-tax effected Latin American losses            --    (2,432)   (1,447)
  Foreign exchange                                                           772       828      (765)
  Non-taxable amounts                                                       (219)     (312)       --
  Foreign tax rate differences                                               (24)     (157)      150
  Other - net                                                               (470)      540       497
------------------------------------------------------------------------------------------------------

                                                                         $   241   $ 3,631   $ 3,625
                                                                      ================================

The portion of the Mexican losses and/or minimum tax carry-forwards for which no future income tax assets has been recognized amounts to $1,301 (1998 - $4,569; 1997 - $10,679). These losses expire in 2005.

Future income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Future tax assets (liabilities) at December 31, 1999 and 1998 consist of the following tax effected temporary differences:

                                                          Year ended December 31
                                                             1999        1998
--------------------------------------------------------------------------------
Current portion of future income tax assets:
  Inventories                                             $    357     $    540
  Deferred financing                                           126          292
  Accounts receivable                                          355          378
  Others                                                       125           --
                                                        ------------------------
                                                          $    963     $  1,210
                                                        ========================

Future income tax assets:
  Accrued liabilities                                     $    986     $    855
  Net losses carried forward                                 8,992        2,738
  Alternative minimum taxes                                  2,146          924
  Retirement plans                                           1,262          715
  Share issue costs                                            147          220
  Intangibles                                                  415          235
  Others                                                        --           --
                                                        ------------------------
                                                          $ 13,948     $  5,687
                                                        ========================

Current portion of future income tax liabilities:
  Inventories                                             $ (9,117)    $ (4,107)
  Deferred financing                                           (67)        (105)
  Investment tax credits                                      (180)        (223)
  Others                                                      (180)         (23)
                                                        ------------------------
                                                          $ (9,544)    $ (4,458)
                                                        ========================

Future income tax liabilities:
  Property, plant and equipment                           $(32,596)    $(33,320)
  Deferred financing                                          (588)        (733)
  Intangibles                                                 (339)        (442)
  Others                                                    (2,194)      (2,233)
                                                        ------------------------
                                                          $(35,717)    $(36,728)
                                                        ========================

After netting current assets with current liabilities and non-current assets with non-current liabilities within each taxable entity for same tax jurisdictions, future taxes are represented by :

                                                             1999        1998
--------------------------------------------------------------------------------
Current portion of future income tax assets               $    650    $    792
Future income tax assets                                     2,193         639
Current portion of future income tax liabilities             9,231)     (4,039)
Future income tax liabilities                              (23,962)    (31,526)
--------------------------------------------------------------------------------
                                                          $(30,350)   $(34,134)
                                                       =========================

Investment tax credits relating to scientific research and experimental development have been accounted for using the cost reduction method, whereby the expenditure is reduced by the credits. Investment tax credits were approximately $200 for the year ended December 31, 1999 (1998 - $500; 1997 - $635).

14.  COMMITMENTS AND CONTINGENCIES

(a)   Operating leases --

      Minimum annual commitments under operating leases, determined as at December 31, 1999 are as follows:

      2000                                           $4,668
      2001                                           $4,525
      2002                                           $3,730
      2003                                           $3,170
      2004                                           $1,885
        Total thereafter                             $5,179

      Total rental expense amounted to $3,990 for the year ended December 31, 1999 (1998 - $2,813; 1997 - $2,577).

(b)   Fixed assets --

      At December 31, 1999 commitments to purchase fixed assets totalled $2,862.

(c)   Contingencies --

      Certain legal actions have been brought against the Company. Management is of the opinion that the outcome of such actions will not have material adverse consequences to the Company.

(d)   Uncertainty due to the Year 2000 Issue -

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

15.   RELATED PARTY TRANSACTIONS

Fees charged by Clairvest Group Inc., a shareholder, under an agreement to provide advisory services amounted to $351 for the year ended December 31, 1999 (1998 - $250). Fees charged by American Industrial Partners, a company affiliated with a shareholder, under an agreement to provide advisory services amounted to $396 for the year ended December 31, 1999.

16.   BUSINESS ACQUISITIONS

1999 Acquisitions
Acquisition of Royalton

On February 25, 1999, the Company, through Consoltex Mexico S.A. de C.V., acquired all the issued and outstanding shares of Royalton Mexicana, S.A. de C.V. ("Royalton"). Royalton is a Mexican apparel manufacturer of outerwear and fashion apparel for the Mexican and U.S. markets.

Acquisition of Marino Technologies, Inc.

On July 1, 1999, the Company, through Consoltex (USA) Inc., acquired all the issued and outstanding shares of Marino Technologies, Inc. ("Marino"). Marino is a company primarily engaged in the manufacturing and distribution of polypropylene-based flexible intermediate bulk container bags in the United States and Mexico.

Acquisition of the assets of Atlas Bag Inc.

On October 1, 1999, the Company, through Marino, acquired the assets of Atlas Bag Inc. ("Atlas Bag"). Atlas Bag is engaged in the manufacturing and distribution of polypropylene-based flexible intermediate bulk container bags in the United States.

The acquisitions were accounted for under the purchase method and the following is a summary of the net assets acquired at assigned values and consideration paid.

      Net assets acquired:

      Current assets                                                    $22,479
      Fixed assets                                                        6,239
      Other assets                                                          997
      Goodwill (to be amortized over a period of 15 years)               53,416
      --------------------------------------------------------------------------
                                                                         83,131
      Less: Liabilities                                                 (10,271)
      --------------------------------------------------------------------------
                                                                        $72,860
                                                                      ==========
      Consideration paid:
        Cash                                                            $54,262
        Accounts payable (balance of sale payable over four years)       18,598
      --------------------------------------------------------------------------
                                                                        $72,860
                                                                      ==========

Assuming an effective acquisition date of January 1, 1999 and 1998 for the 1999 acquisitions, the pro-forma consolidated results of operations would have been the following:

                                                   Year ended        Year ended
                                                  December 31,      December 31,
                                                     1999               1998
                                                --------------------------------
                                                  (unaudited)        (unaudited)

Sales                                             $ 567,358           $577,178
                                                ================================
Net loss                                          $  (5,182)          $  5,457
                                                ================================

17.   FINANCIAL INSTRUMENTS

(a)   Interest rate swap contracts

      The Company is party to several interest rate swap contracts with original durations ranging from three to four years to hedge against interest exposures on floating rate indebtedness. The contracts have the effect of converting the floating rate of interest on US$5,000 (1998 - US$15,000) of senior bank indebtedness to a fixed rate. Under the interest rate swaps, the Company has agreed with the other parties to exchange, every three months, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount.

      The following table indicates the receive and pay rates on the swaps:

                                                                December 31
                                                             1999         1998
                                                           ---------------------
      Notional principal amount                            US$5,000    US$15,000
      Receive - floating rate                                 LIBOR        LIBOR
      Pay - fixed rate (weighted average)                     6.66%        6.56%

(b)   Forward foreign exchange contracts

      The Company mitigates the risk associated with foreign exchange fluctuations related to U.S. dollar transactions from its Canadian operations by entering into forward exchange contracts. Through these contracts, the Company is committed to sell U.S. dollars and to receive Canadian dollars in future periods at specific rates. Derivative financial instruments are not used for speculative purposes. The Company entered into contracts as detailed below:

                                                           Average rate             Contract amount
                                                        --------------------------------------------------
                                                          1999         1998        1999          1998
                                                        --------------------------------------------------
                                                          (Canadian dollars)   (thousands of U.S. dollars)

Forward foreign exchange contracts - 0 to 12 months     $1.3711       $1.4318     $ 7,000       $ 7,800
Forward foreign exchange contracts - 13 to 24 months                  $1.3711                   $ 7,000

(c)   Credit risk exposures

      In addition to the carrying amounts of its assets the Company's exposures to credit risk include favourable interest rate swap contracts and forward foreign exchange contracts.

      Concentrations of credit risk on trade receivables due from customers are indicated in the following table by the percentage of the total balance receivable from customers in the specified categories:

                                                                  December 31
                                                                 1999     1998
                                                                ----------------

      Textile industry                                           42.6%    43.7%
      Companies and state agencies in Latin America              24.8%    26.7%

(d)   Interest rate risk exposures

      The Company's exposures to interest rate risk are summarized in the following table:

                                                            Fixed interest rate maturing in
                                                            ===============================
                                                   Floating                          More       Non-
                                                   interest    1 year     1 to 5     than     bearing
                                                     rate     or less     years    5 years    interest   Total
                                                  =============================================================
December 31, 1999
Financial assets
  Cash                                             $  4,285   $     --  $     --  $     --  $     --  $  4,285
  Trade receivables                                      --         --        --        --    67,213    67,213
  Other receivables                                      --         --        --        --       433       433
                                                  -------------------------------------------------------------
                                                   $  4,285   $     --  $     --  $     --  $ 67,646  $ 71,931
                                                  =============================================================

Financial liabilities
  Bank loans                                       $ 56,123   $     --  $     --  $     --  $     --  $ 56,123
  Accounts payable and accrued liabilities               --         --        --        --    52,888    52,888
  Long-term debt                                     79,376         --   173,184        --        --   252,560
  Other long-term liabilities                        10,436         --        --     4,388     8,943    23,767
  Interest rate swaps relating to long-term debt:    (7,216)     7,216        --        --        --        --
                                                  -------------------------------------------------------------
                                                   $138,719   $  7,216  $173,184  $  4,388  $ 61,831  $385,338
                                                  =============================================================

(e)   Fair values of financial instruments

                                                     December 31, 1999      December 31, 1998
                                                  =============================================
                                                   Carrying               Carrying
                                                    amount   Fair value    amount    Fair value
                                                  =============================================

Long-term debt                                     $252,560  $ 250,828    $212,740   $ 216,413
Other long-term liabilities                          23,767     23,767       4,687       4,687
Interest rate swap - unfavourable                        --        (16)         --        (379)
Forward foreign exchange contracts - unfavourable        --       (557)         --      (2,017)

The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash, trade receivables, bank loans, accounts payable and accrued liabilities.

Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows if the debt instrument is not publicly exchanged. Closing market quotes are used to calculate the fair value of publicly- traded debt. The same approach is used for other long-term liabilities.

The fair value of interest rate swaps generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

The fair value of the forward foreign exchange contracts generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date, taking into account the unrealized gain or loss on open contracts.

18.   SEGMENT DISCLOSURES

The Corporation operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of the Company's reportable segments:

Textile Operations - Includes the manufacture and distribution of nylon, acetate and polyester-based fabrics and end products for Home Furnishings, apparel, industrial and recreational markets.

Polypropylene Operations - Includes the manufacture and distribution of polypropylene-based fabrics and bags and end-products for industrial and agricultural markets.

The accounting policies of the reportable segments are the same as those described in the note on Accounting Policies. The Company evaluates performance based on EBITDA, which represents sales, reflecting transfer prices at market value, less allocable expenses before American Industrial Partners management fee, foreign exchange gain (loss), depreciation and amortization, other income (expense), net, financing costs and income taxes. Intersegment sales are transacted at market value. Segment assets are those which are directly used in segment operations.

Beginning in 1999, the Company restructured its operations, resulting in the combination of two previously reported segments into a new segment named Textile Operations. Prior years statements have been restated to reflect this change.

                                                      Year ended December 31
By Segment                                       1999         1998         1997
-----------------------------------------------------------------------------------
                                                            Restated     Restated
Sales:                                                     (Note 1-h)   (Note 1-h)
Textile Operations -
 From external customers                       $ 317,087   $ 314,652   $ 329,950
Polypropylene Operations -
 From external customers                         193,256     166,647     179,497
-----------------------------------------------------------------------------------
Consolidated sales                             $ 510,343   $ 481,299   $ 509,447
                                             ======================================

EBITDA:
 Textile Operations                            $  37,258   $  42,662   $  38,255
 Polypropylene Operations                         25,678      26,170      30,075
-----------------------------------------------------------------------------------
Total for reportable segments                     62,936      68,832      68,330
 Corporate                                        (5,245)     (5,073)     (7,124)
-----------------------------------------------------------------------------------
Consolidated EBITDA                               57,691      63,759      61,206

 American Industrial Partners management fee        (396)         --          --
 Foreign exchange gain (loss)                        110      (3,434)        509
 Depreciation and amortization                   (25,182)    (21,077)    (19,256)
 Other income (expense), net                      (4,435)       (255)         --
 Financing costs                                 (32,680)    (29,906)    (28,004)
 Income taxes                                       (241)     (3,631)     (3,625)
-----------------------------------------------------------------------------------
Consolidated net earnings (loss)               $  (5,133)  $   5,456   $  10,830
                                             ======================================

                                                      Year ended December 31
                                                   1999        1998        1997
--------------------------------------------------------------------------------
Capital expenditures:
 Textile Operations                              $ 6,409     $ 7,698     $ 5,534
 Polypropylene Operations                          9,420      13,441      14,689
--------------------------------------------------------------------------------
Total for reportable segments                     15,829      21,139      20,223
 Corporate                                            19          64           8
--------------------------------------------------------------------------------
Consolidated capital expenditures                $15,848     $21,203     $20,231
                                              ==================================

                                                             December 31
                                                          1999          1998
--------------------------------------------------------------------------------
                                                                       Restated
                                                                      (Note 1-h)
Segment assets:
 Textile Operations                                     $216,171        $203,789
 Polypropylene Operations                                278,081         215,515
--------------------------------------------------------------------------------
Total for reportable segments                            494,252         419,304
 Corporate                                                 5,251           3,780
--------------------------------------------------------------------------------
Consolidated total assets                               $499,503        $423,084
                                                      ==========================

                                                 Year ended December 31
By Geographic Area                        1999            1998            1997
--------------------------------------------------------------------------------
Sales: (a)

  Canada                                $ 84,994        $ 82,060        $ 83,867
  United States                          341,093         351,940         372,797
  Mexico                                  80,156          41,076          45,026
  Others                                   4,100           6,223           7,757
 -------------------------------------------------------------------------------
Consolidated sales                      $510,343        $481,299        $509,447
                                     ===========================================

                                                              December 31
                                                            1999         1998
--------------------------------------------------------------------------------
                                                                       Restated
                                                                      (Note 1-h)
Capital assets and goodwill:
  Canada                                                  $ 65,746     $ 68,142
  United States                                            174,280      132,622
  Mexico                                                    39,410       34,335
  Others                                                       930        1,098
--------------------------------------------------------------------------------
Consolidated capital assets and goodwill                  $280,366     $236,197
                                                        ========================

(a)   Sales are attributed to countries based on location of customer.

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which, in the case of the Company, conform in all material respects with GAAP in the United States, except as set forth below.

(a)  Earnings and balance sheet adjustments

                                                                                 Year ended December 31
Earnings adjustments                                                           1999      1998       1997
----------------------------------------------------------------------------------------------------------
                                                                                       Restated   Restated
                                                                                      (Note 1-h) (Note 1-h)

Net earnings (loss) in accordance with Canadian GAAP                         $(5,133)  $ 5,456   $ 10,830
Unrealized loss on translation of long-term debt and obligations  (A)          4,784    (3,251)    (2,689)
Reduction of depreciation (C)                                                    395       395        395
Difference in determination of goodwill amortization of Balson Hercules (B)      190        --         --
Adjustments with respect to the purchase of Balson-Hercules (D)                   53        53         53
Unrealized gain (loss) on foreign forward exchange contracts (F)               1,460    (1,298)      (719)
Tax effect related to the above adjustments                                     (570)   (1,112)     1,223
----------------------------------------------------------------------------------------------------------

Net earnings in accordance with United States GAAP                           $ 1,179   $   243   $  9,093
                                                                          ================================

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

                                                                                          December 31
Balance sheet adjustments                                                               1999       1998
----------------------------------------------------------------------------------------------------------
                                                                                                  Restated
                                                                                                 (Note 1-h)

Fixed assets, net, under Canadian GAAP                                               $ 162,403   $ 162,106
Reduction of accumulated depreciation (C)                                                  395         395
Cumulative impact of prior years, including foreign exchange                            (3,435)     (3,830)
----------------------------------------------------------------------------------------------------------

Fixed assets, net, under United States GAAP                                          $ 159,363   $ 158,671
                                                                                   =======================

Goodwill, net, under Canadian GAAP                                                   $ 117,963   $  74,091
Difference in the determination of goodwill amortization - Balson-Hercules (D)              53          53
Difference in the determination of goodwill amortization - Balson Hercules (B)             190          --
Cumulative impact of prior years, including foreign exchange                            (1,995)     (2,048)
----------------------------------------------------------------------------------------------------------

Goodwill, net, under United States GAAP                                              $ 116,211   $  72,096
                                                                                   =======================

Other assets under Canadian GAAP                                                     $   8,749   $  15,558
Unrealized gain (loss) on translation of long-term debt and obligations (A)              4,784      (3,251)
Employee loan to purchase Company shares (E)                                             1,383          99
Cumulative impact of prior years, including foreign exchange                            (8,262)     (5,110)
----------------------------------------------------------------------------------------------------------

Other assets under United States GAAP                                                $   6,654   $   7,296
                                                                                   =======================

Other long-term liabilities under Canadian GAAP                                      $  23,767   $   4,687
Unrealized gain (loss) on foreign forward exchange contracts (F)                        (1,460)      1,298
Cumulative impact of prior years, including foreign exchange                             2,017         719
----------------------------------------------------------------------------------------------------------

Other long-term liabilities, including short-term portion, under United States GAAP  $  24,324   $   6,704
                                                                                   =======================

Future income tax assets (liabilities) under Canadian GAAP                           $ (30,350)  $ (34,134)
Tax effect related to the above adjustments                                               (570)     (1,112)
 Cumulative impact of prior years, including foreign exchange                            1,413       2,525
----------------------------------------------------------------------------------------------------------

Future income tax assets (liabilities) under United States GAAP                      $ (29,507)  $ (32,721)
                                                                                   =======================
Represented by:
Future tax assets                                                                    $   2,843   $   1,431
                                                                                   =======================

Future tax liabilities                                                               $ (32,350)  $ (34,152)
                                                                                   =======================

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

                                                                                 December 31
                                                                             1999         1998
-------------------------------------------------------------------------------------------------
                                                                                        Restated
                                                                                       (Note 1-h)

Shareholders' equity under Canadian GAAP                                     $ 76,987   $ 74,272
Unrealized gain (loss) translation of long-term debt and obligations (A)        4,784     (3,251)
Reduction of accumulated depreciation (C)                                         395        395
Difference in determination of goodwill amortization of Balson Hercules (B)       190         --
Employee loans to purchase Company shares (E)                                   1,383         99
Adjustments with respect to the purchase of Balson-Hercules (D)                    53         53
Unrealized gain (loss) on foreign forward exchange contracts (F)                1,460     (1,298)
Tax effect related to the above adjustments                                      (570)    (1,112)
Cumulative effect of prior years, including foreign exchange                  (14,296)    (9,182)
-------------------------------------------------------------------------------------------------

Shareholders' equity under United States GAAP                                $ 70,386   $ 59,976
                                                                           ======================

(A) Under Canadian GAAP, unrealized exchange gains and losses arising on the translation of long-term monetary items are deferred and amortized over the life of such items whereas, under United States GAAP, such gains or losses would be included in earnings as they occur.

(B) In Canada, there are no specific standards which require discounting of non-interest bearing payables and imputing interest. Under United States GAAP, such payables are discounted to their present value using the prevailing market rate at the time of the issue and imputed interest is included in earnings.

(C) In Canada, upon the acquisition of a company, the excess of the fair value of the net assets acquired over the purchase price is applied to reduce the values assigned to current and non-current identifiable non-monetary assets. Consequently, upon the acquisition of Consoltex Canada Inc., a portion of the excess of the fair value of the net assets acquired over the purchase price was applied to reduce the value assigned to inventory by $3,000. Under United States GAAP, the excess of fair value over purchase price can only be allocated against non-current assets.

(D) Under Canadian GAAP, certain guaranteed remuneration to be paid over four years in relation to the acquisition of Balson-Hercules was recorded as part of the acquisition price. Under United States GAAP, such amounts would be charged to earnings as they are incurred.

(E) Under Canadian GAAP, loans issued by the Company to its employees and Directors for the purchase of Company shares are included in other receivables. Under U.S. GAAP, these loans are classified as a reduction of capital.

(F) Gains and losses arising on forward exchange contracts identified as hedges of uncommitted transactions are included in earnings only at maturity. Under U.S. GAAP, unrealized gains and losses on such contracts are included in earnings as recognized.

19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

(b)   Borrowings

      During the year ended December 31, 1999, the average amount of short-term borrowings outstanding was $61,616 (1998 - $45,397; 1997 - $34,683) and the weighted average interest rate on such borrowings was 7.29% (1998 - 7.28%; 1997 - 7.66%); The weighted average interest rate on total borrowings of the Company was 9.84% during the year ended December 31, 1999 (1998 - 9.93%; 1997 - 10.08%).

(c)   Foreign exchange gains (losses)

      The aggregate foreign exchange gain (loss) included in net earnings for the year ended December 31, 1999 was $(869) (1998 - $(4,635); 1997 -
      $760).

(d)   Consolidated comprehensive income

                                                         Year ended December 31
                                                         1999     1998    1997
                                                    ============================

Net earnings (loss) in accordance with U.S. GAAP        $1,179   $ 243   $9,093
Foreign currency translation adjustments                 2,142    (123)    (234)
                                                    ----------------------------

Consolidated comprehensive income (loss)                $3,321   $ 120   $8,859
                                                    ============================

(e)   Impact of accounting pronouncements not yet implemented

      Accounting for Derivative Instruments and Hedging Activities

      In 1998, FASB 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. The Company must adopt this statement in fiscal 2001 for United States reporting purposes. This statement outlines accounting and reporting standards for derivative instruments and hedging activities. Under this standard, all derivatives will be recognized at fair value and will be accounted for depending on the intended use of each derivative and its designation as a hedge. The impact of implementing this standard on the Company's consolidated balance sheets and consolidated statements or earnings and comprehensive income is not yet determinable.

20.   FINANCIAL STATEMENTS OF CONSOLTEX (USA) INC. AND THE GUARANTOR
      SUBSIDIARIES

      The Notes are guaranteed, on an unsecured senior subordinated basis, by active subsidiaries of the Issuers. Separate financial statements for Consoltex (USA) Inc. and the guarantor subsidiaries (the "Guarantors") are not included herein because (i) the Issuers and the Guarantors are jointly and severally liable with respect to the Notes, (ii) the aggregate net assets, earnings and equity of Consoltex (USA) Inc. and the Guarantors are substantially equivalent to the net assets, earnings and equity of the Company on a consolidated basis, and (iii) such separate financial statements are not deemed material to investors.